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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                     SCHEDULE 13G


                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)*



                             SPARTA PHARMACEUTICALS, INC.
-------------------------------------------------------------------------------
                                   (Name of Issuer)


                       COMMON STOCK, $.001 PAR VALUE PER SHARE
-------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                      846638104
                                 -------------------
                                    (CUSIP Number)


                                  December 31, 1998
                        ------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [x]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages
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CUSIP NO. 846638104                    13G

-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Lou Weisbach
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) / /
                                                                       (b) / /
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  3   SEC USE ONLY
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  4   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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                    5  SOLE VOTING POWER

                            326,400
     NUMBER       -------------------------------------------------------------

                    6  SHARED VOTING POWER
    OF SHARES

                            0
  BENEFICIALLY    -------------------------------------------------------------

    OWNED BY        7  SOLE DISPOSITIVE POWER

      EACH                  326,400
                  -------------------------------------------------------------
    REPORTING
                    8  SHARED DISPOSITIVE POWER
     PERSON
                            0
      WITH:
-------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           326,400
-------------------------------------------------------------------------------

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            / /
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 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).

           9.0%
-------------------------------------------------------------------------------

 12   TYPE OF REPORTING PERSON

           IN
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                               Page 2 of 5 Pages
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                     ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN

     UNLESS OTHERWISE DEFINED, ALL CAPITALIZED TERMS USED HEREIN SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE INITIAL SCHEDULE 13G FILED BY THE REPORTING PERSON.

This statement constitutes Amendment No. 1 to the Statement on Schedule 13G filed April 23, 1998 on behalf of Lou Weisbach (the "Reporting Person") in connection with the beneficial ownership of the Common Stock, $.001 par value per share (the "Common Stock"), of Sparta Pharmaceuticals, Inc., a Delaware corporation (the "Company").


     OWNERSHIP. Item 4 is hereby amended and restated in its entirety to read as follows:

     (a)  Amount Beneficially Owned as of December 31, 1998:

          326,400 shares of Common Stock

     (b)  Percent of Class:

          Based on the Issuer's filing on Form 10-Q, dated October 30, 1998, there are an aggregate of 3,618,471 shares of Common Stock issued and outstanding. As of December 31, 1998, the Reporting Person beneficially owned 326,400 shares of Common Stock or approximately 9.0% of the aggregate number of shares of Common Stock issued and outstanding on such date.


     (c)  Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote:  326,400

          (ii)   shared power to vote or to direct the vote:  0

          (iii)  sole power to dispose or to direct the
                 disposition of:  326,400

          (iv)   shared power to dispose or to direct the disposition of:  0


                               Page 3 of 5 Pages

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     CERTIFICATION.  Item 10 is hereby restated in its entirety to read as follows:

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  Effective as of January 1, 1999.


                                   /s/ Lou Weisbach
                                   ------------------------------
                                   Lou Weisbach




                               Page 5 of 5 Pages